Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated September 6, 2006	Registration Statement No. 333-135490

European Investment Bank
USD 3,000,000,000 5.125% Notes due 2016
Final Term Sheet

Issuer:	European Investment Bank
Ratings:	Aaa/AAA/AAA
Currency/Size:	USD 3,000,000,000
Settlement:	13 September 2006
Maturity:	13 September 2016
Interest Payment Dates:	13th March, 13th September
Coupon:	5.125% (semi-annual)
Reoffer:	99.722%
Yield:	5.161%
10yr UST 15 August 2016:	100-16 / 4.811%
Spread:	10yr UST 15 August 2016 +35 bps
Denominations:	USD 1,000, 10,000, 100,000
Leads:	CITI/DB/JPM
Co-leads:	BNP/GS/HSBC/ML/Nomura
Governing Law:	New York

The Notes are expected to be listed on the Luxembourg Stock Exchange

You can access the prospectus for the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/33745/000095015706000723/form-sb_a.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-212-834-4533.